FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of July 2010

Commission File Number: 000-30850
Valcent Products Inc.

27G Pennygillam Way

Pennygillam Industrial Estate

Launceston, Cornwall

UK, PL15 7ED

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F 

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Valcent Products Inc. and its subsidiary Valcent USA (the “Company”) and Global Green Solutions Inc., Inc. have agreed to the wind-up and dissolution of Vertigro Algae Technologies LLC, a Texas Corporation (VAT), through which they had jointly pursued development of a project to use algae as a source for biofuel feedstock and other products. VAT’s technology license agreement with Pagic LP has been terminated.

The Company’s current plan of operations is to focus on the continued development and marketing of the Company’s  High Density Vertical Growth System (“VerticropTM”) designed to produce vegetables and other plant crops.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Valcent Products, Inc.

Date: July 8, 2010	By:	/s/ Robert Baker
Name: Robert Baker
Title: Director